

November 3, 2021

David Ly
Chief Executive Officer
Iveda Solutions, Inc.
460 S. Greenfield Road, Ste. 5
Mesa, Arizona 85206

> **Re: Iveda Solutions, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed October 25, 2021**
> **File No. 000-53285**

Dear Mr. Ly:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Our references to prior comments refer to comments in our October 20, 2021 letter.

Amendment No. 1 to Form 10-12G filed October 25, 2021

Business, page 4

1. Disclosure added in response to prior comment 1 notes that the liability protection of your certification is limited to the U.S. Please revise to further explain when products or services you or MEGAsys sells would be entitled to liability protection if your certification is renewed. For example, clarify whether MEGAsys, a Taiwan-based entity, receives this liability protection for any products or services it sells and whether a condition to receiving the liability protection is that the customer is U.S.-based. Additionally, given that the company depends on MEGAsys for the majority of its revenue, expand your disclosure to address how the lack of liability protection may impact your results of operations and clarify the benefit of the certification to the company as a whole.

Risk Factors
Risks Related to Our Business
A Relatively Small Number of Key Customers..., page 9

2. Disclosure added in response to prior comment 2 indicates that Chungwa Telecom accounted for 25% of your revenue for the six months ended June 30, 2021. Please revise here to disclose the percentage of revenue generated from this customer for all periods presented. Additionally, please file your agreement with Chungwa Telecom. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K. Lastly, please also disclose your total number of customers for the six months ended June 30, 2020 and the years ended December 31, 2019 and 2020.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

3. Disclosure added in response to prior comment 4 discusses the general effects of COVID-19 on your business. Please revise to also quantify any material impacts that COVID-19 had on your business, including your results of operations and revenue, for the year ended December 31, 2020 and the first quarter of 2021.

Liquidity and Capital Resources, page 21

4. Please revise here to discuss the concentration of revenue and accounts receivable as of and for the six-month period ending June 30, 2021 based on consolidated amounts. In this regard, your current discussion of the percentage of significant customers' accounts receivable is based only on your Taiwan-based segment and your discussion of the percentage of revenue from three significant customers is calculated from revenue for the quarter ending June 30, 2021.

5. Please revise to clarify the portion of the $260,000 short-term debt due between August 2021 to February 2022 that is past its maturity date or has been repaid as of the date of your filing, if any. In addition, include a discussion of the $422,688 loan from Shanghai Bank due September 2021. In this regard, your liquidity disclosure only discusses the outstanding debt related to Iveda US. Lastly, provide us with a rollforward of your short-term debt from December 31, 2020 to June 30, 2021 and ensure that the issuance of any new debt and the repayment or conversion of debt outstanding during the six months ended June 30, 2021 agrees to your financial statements and related footnote disclosures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Mitchell Austin, Staff Attorney, at (202) 551-3574 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Peter Campitello